Room 4561
Via fax (520) 901-3200

October 31, 2007

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

>   **Re: Intuit Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2007**
>   **Form 8-K filed September 14, 2007**
>   **File no. 0-21180**

Dear Mr. Bennett:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2007

Note 1. Summary of Significant Accounting Policies

Service Revenue, page 66

1.   We note that the Company's Digital Insight business offers your Internet banking and business applications through hosting arrangements. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement

without significant penalty and whether it is feasible for your customers to either run the software on its own hardware.

2. We further note that the Company recognizes revenues from upfront fees for implementation services under your hosting arrangements over the greater of the initial life of the customer contract or the estimated life of the customer service relationship. Please tell us the term of a typical initial contract. Also, please explain how you determined the estimated life of the customer relationship to be seven years.

Multiple Element Arrangements, page 66

3. We note that for multiple element arrangements, VSOE is established based on the price charged when the element is sold separately. We further note from your disclosures on page 5 that you offer several technical support options to your QuickBooks customers, which are priced based on the level of personal assistance and response time the customer requires. While we note that these plans are sold separately, please explain further how you establish VSOE for these technical support arrangements when they are included in your multiple element arrangements. In this regard, please describe the process you use to evaluate the various factors that effect your VSOE, including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

4. In addition, we note from the example provided in your response letter dated April 6, 2006 (comment 3) that the Company considers the electronic tax filing services provided with your Turbo Tax products to be a separate element for which you are able to establish VSOE. Please describe the circumstances in which you sell these services without the customer purchasing your tax software products.

Note 6. Acquisitions

Digital Insight Corporation, page 78

5. We note your disclosures relating to the Company's acquisition of Digital Insight Corporation and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:
   • The factors that contributed to a purchase price that resulted in the recognition of approximately $1.0 billion of goodwill which represents approximately 75% of your purchase price.

- We note that you allocated approximately 22% of a purchase price to intangible assets which consist of customer lists, purchased technology, trade names and logos, and covenants not to compete. Please describe the methods and assumptions used by management to determine the estimated fair value allocated to these intangible assets.
- We note that your purchase price allocation does not include any amounts allocated to in-process research and development. We further note that during the periods preceding your acquisition of Digital Insight, approximately 30% of their historical operating expenses were for research and development. Given their significant investment in research and development, please explain why no amounts were allocated to in-process research and development.

Note 7. Disposition and Discontinued Operations, page 81

6.   We note that in March 2007, the Company sold "certain assets" related to your Complete Payroll and Premier Payroll Service businesses to ADP. Please describe further which assets from your outsourced payroll business were included in this sale and tell us which assets are still part of your payroll and payments segment. We further note that the operations and cash flows of the assets could not be clearly distinguished, operationally or for financial reporting purposes, from the rest of your outsourced payroll business. Please explain what the Company considers to be a component of your entity (i.e. a segment, a reporting unit, an asset group) for purposes of reporting discontinued operations. Also, tell us the total estimated gain on sale to be recognized from this transaction.

Exhibit 31

7.   Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. Please confirm that Messrs Bennett and Patel signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief